Simpson Thacher & Bartlett llp

2475 HANOVER STREET PALO ALTO, C.A. 94304
telephone: +1-650-251-5000 facsimile: +1-650-251-5002
DIRECT DIAL NUMBER (650) 251-5110 (212) 455-7862	E-MAIL ADDRESS wbrentani@stblaw.com hui.lin@stblaw.com

August 24, 2023

Re: Waystar Holding Corp. Draft Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Waystar Holding Corp. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”), relating to the Company’s proposed offering of shares of its common stock, for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

The Company qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act of 1933, as amended. The Company will publicly file its registration statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

Please do not hesitate to contact William B. Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions you may have regarding this confidential submission. Please send any correspondence to Matthew R. A. Heiman, Chief Legal & Administrative Officer (matthew.heiman@waystar.com), and to us (wbrentani@stblaw.com and hui.lin@stblaw.com).

Very truly yours,

/s/ William B. Brentani
William B. Brentani

/s/ Hui Lin
Hui Lin

cc:	Waystar Holding Corp.
Matthew R. A. Heiman